UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alaska Air Group, Inc.

File No. 001-08957- CF#26759

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Alaska Air Group, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 4, 2011, as amended on August 2, 2011.

Based on representations by Alaska Air Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through January 23, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel